

Mail Stop 3561

October 14, 2015

Jack Yun Ma
Chairman of Board of Directors
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re:** **Alibaba Group Holding Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 2, 2015**
> **File No. 333-206575**
> **Form 20-F for the Fiscal Year Ended March 31, 2015**
> **Response Dated October 2, 2015**
> **File No. 001-36614**

Dear Mr. Ma:

We have reviewed your amended registration statement and your October 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 20-F listed above, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2015 letter.

General

1. We note the inclusion of the representations requested in our letter dated September 28, 2015 in the response letter to us dated October 2, 2015, which was on the letterhead of and provided by your outside counsel. As previously requested, please provide a written

statement from and signed by the company, as opposed to outside counsel, which includes both sets of representations.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 18. Financial Statements

Consolidated Income Statements, page F-3

2. We note your response to comment 5. Please contrast the nature of services and income statement classification of the SME Annual Fee that you classified in revenue with the reimbursement you receive from Ant Financial Services under the Amended IPLA discussed on page F-71, which is classified in other income, net.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Daniel Fertig